UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Reports Q2 2009 Results. Dated July 29th, 2009	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q2 2009 Results

Tel Aviv, July 29, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the second quarter ended June, 30, 2009.

Strategic highlights include:

—	Several large deal wins not yet reflected in results
—	Expansion of the partnership with NSN
—	Progress in turnkey projects capabilities and deal wins
—	Expense reduction target achieved, further lowering breakeven level

Q2 Financial Highlights:

—	WiMAX shipments down 11% from Q2 2008 to $39.2 million
—	WiMAX revenues up 18% from Q2 2008 to $44.9 million
—	GAAP net loss of ($0.06); non-GAAP net loss of ($0.01)

In the second quarter of 2009, total revenues were $58.7 million, a decrease of 13% from $67.9 million in the first quarter of 2009, and a decrease of 16% from $69.7 million in the second quarter of 2008.

GAAP net loss in the second quarter of 2009 was ($4.0) million, or ($0.06) per share, including net charges of $1.7 million mainly in connection with the organizational changes implemented in April 2009, compared to net loss of ($852,000), or ($0.01) per share in Q1 2009. GAAP net loss in the second quarter of 2008 was ($812,000), or ($0.01) per share.

Excluding the amortization of intangibles, stock based compensation expenses, and net charges in Q2 2009, on a non-GAAP basis, the company reported a net loss in the second quarter of 2009 of approximately ($605,000), or ($0.01) per diluted share, compared with non-GAAP net income of $754,000, or $0.01 per diluted share in the first quarter of 2009, and non-GAAP net income of approximately $1.7 million, or $0.03 per diluted share in Q2 2008.

Cash used in operations was ($2.2) million. As of June 30, 2009, cash, cash equivalents and investments were $132 million. For supplemental information to facilitate evaluation of the impact of net charges and comparisons with historical results of operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q2 2009, and the comparative periods.

Comments from Management:

“We are encouraged by the improvement in order intake during the second quarter as well as by several major strategic customer wins which we expect to translate into hundreds of millions of dollars in future revenues,” said Tzvika Friedman, President and CEO of Alvarion. “We continued to reduce operating expenses and carefully manage our working capital in Q2, positioning the company for profit margin expansion when revenue growth resumes. We expect gradual improvement in profitability during the second half of 2009, accelerating next year.

Long-term growth drivers continue to support WiMAX demand. These include: low broadband penetration in many countries, continuing growth in demand for mobile computing in developed markets, improving operator business case due to declining cost and widespread availability and types of subscriber devices, and upcoming spectrum auctions in several key countries. We are pleased with the level of sales activity, and requests for proposals and new project opportunities are increasing, as governments around the world invest alongside private industry to encourage broadband availability and stimulate the economy. However, sales cycles remain quite long, and it is difficult to predict how rapidly these projects will move forward. After we win a deal, it takes time until we receive orders that are translated to shipments and, in turn, into revenues. Meanwhile, we believe that our industry position is very strong, and our determination to control costs and win more deals has never been stronger.”

Q3 2009 Guidance:

The company’s revenue guidance for Q3 2009 is from $53 to $63 million. Based on the indicated revenue range and, due to reduction in expenses, Q3 non-GAAP per share results are expected to range between a loss of ($0.06) and profit of $0.01. GAAP per share results are expected to range between a loss of ($0.09) and ($0.02).

Alvarion management will host a conference call today, July 29, at 9:00 a.m. Eastern time to discuss the quarter.

Please call the following dial in number to participate:
USA: (800) 230-1093; International: +1-(612) 332-0107.

The public is invited to listen to the live webcast of the conference call.

For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:00 a.m. EDT on July 29, 2009 through 11:59 p.m. EDT on August 29, 2009.

To access the replay, please call:
USA: (USA) (800) 475-6701;
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 106462.

Alvarion has scheduled dates for the earnings announcements during 2009 and this schedule is available on the website at http://www.alvarion.com/investors/earnings/.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six Months Ended June 30,	Six Months Ended June 30,	Three Months Ended June 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2009	2008	2009	2008	2009

Sales	$126,615	$136,908	$58,741	$69,740	$67,874

Cost of sales	69,327	69,934	32,089	35,591	37,238

Gross profit	57,288	66,974	26,652	34,149	30,636

Operating expenses:
Research and development, net	27,419	30,904	12,779	15,791	14,640
Selling and marketing	26,341	29,559	12,970	14,905	13,371
General and administrative	7,746	9,309	3,723	4,696	4,023
Amortization of intangible assets	66	1,266	33	633	33
Restructuring and other related expenses (*)	919		919		-

Total Operating expenses	62,491	71,038	30,424	36,025	32,067

Operating loss	(5,203)	(4,064)	(3,772)	(1,876)	(1,431)

Other loss	(749)	-	(749)	-	-

Financial income, net	1,097	2,651	518	1,064	579

Net loss	(4,855)	(1,413)	(4,003)	(812)	(852)

Basic net loss per share:	$(0.08)	$(0.02)	$(0.06)	$(0.01)	$(0.01)

Weighted average number of shares used in computing basic net loss per share	61,971	63,099	61,995	63,140	61,948

Diluted net loss per share:	$(0.08)	$(0.02)	$(0.06)	$(0.01)	$(0.01)

Weighted average number of shares used in computing diluted net loss per share	61,971	63,099	61,995	63,140	61,948

(*) Results of the organizational change implemented in April 2009.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	GAAP	Three Months Ended June 30, 2009 Adjustments		Non-GAAP	Three Months Ended March 31, 2009 Non-GAAP

Sales	$58,741	$-		58,741	$67,874

Cost of sales	32,089	(143	)(a)	31,946	37,111

Gross profit	26,652	143		26,795	30,763

Operating expenses:
Research and development, net	12,779	(545	)(a)	12,234	14,135
Selling and marketing	12,970	(506	)(a)	12,464	12,921
General and administrative	3,723	(503	)(a)	3,220	3,532
Amortization of intangible assets	33	(33	)(b)	-	-
Restructuring and other related expenses	919	(919	)(c)	-	-

Total Operating expenses	30,424	(2,506)		27,918	30,588

Operating profit (loss)	(3,772)	2,649		(1,123)	175

Other loss	(749)	749	(d)	-	-

Financial income, net	518	-		518	579

Net income (loss)	(4,003)	3,398		(605)	754

Basic net earnings (loss) per share	$(0.06)			(0.01)	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	61,995			61,995	61,948

Diluted net earnings (loss) per share	$(0.06)			(0.01)	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	61,995			61,995	62,468

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

(c)	Results of the organizational change implemented in April 2009.

(d)	Other one-time charges, net.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING
AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTRUCTURING EXPENSES
AND ONE TIME CHARGES

U.S. dollars in thousands (except per share data)

	Six Months Ended June 30,	Six Months Ended June 30,	Three Months Ended June 30,	Three Months Ended June 30,	Three Months Ended March 31,
	2009	2008	2009	2008	2009

Net (loss) according to US GAAP	$(4,855)	$(1,413)	$(4,003)	$(812)	$(852)

Amortization of acquired intangibles	66	1,266	33	633	33

Stock based compensation expenses related to SFAS 123R	3,270	3,880	1,697	1,867	1,573

Restructuring and other related expenses (*)	919	-	919	-	-

Other loss	749	-	749	-	-

Net Income (loss) excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$149	$3,733	$(605)	$1,688	$754

Basic net earnings (loss) per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.00	$0.06	$(0.01)	$0.03	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	61,971	63,099	61,995	63,140	61,948

Diluted net earnings per share excluding amortization of acquired intangibles, stock based compensation and restructuring expenses	$0.00	$0.06	$(0.01)	$0.03	$0.01

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,502	64,549	61,995	64,565	62,468

(*) Results of the organizational change implemented in April 2009.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2009	March 31, 2009

ASSETS
Cash, cash equivalents, short-term and long-term investments	$131,579	$135,534
Trade receivables	49,348	53,558
Other accounts receivable	9,805	7,720
Inventories	48,619	53,228
Severance pay fund	12,847	11,525

INVESTMENT IN AFFILIATES	-	1,554

PROPERTY AND EQUIPMENT, NET	17,686	17,683

GOODWILL AND OTHER INTANGIBLE ASSETS	57,306	57,339

TOTAL ASSETS	$327,190	$338,141

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$47,281	$55,094
Other accounts payable and accrued expenses	46,231	52,931

Total current liabilities	93,512	108,025

ACCRUED SEVERANCE PAY	17,534	16,975

TOTAL LIABILITIES	111,046	125,000

SHAREHOLDERS' EQUITY	216,144	213,141

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$327,190	$338,141

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended June 30, 2009

Cash flows from operating activities:
Net loss	$(4,003)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,848
Impairment of investment in affiliate	1,554
Stock based compensation expenses related to SFAS 123R	1,697
Amortization of intangibles assets	33
Decrease in trade receivables	4,210
Increase in other accounts receivable and prepaid expenses	(1,628)
Decrease in inventories	4,609
Decrease in trade payables	(7,813)
Decrease in other accounts payables and accrued expenses	(1,977)
Accrued severance pay, net	(763)

Net cash used in operating activities	(2,233)

Cash flows from investing activities:
Purchase of fixed assets	(1,851)

Net cash used in investing activities	(1,851)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	129

Net cash provided by financing activities	129

Decrease in cash, cash equivalents, short-term and long-term investments	(3,955)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	135,534

Cash, cash equivalents, short-term and long-term investments at the end of the period	$131,579